UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                           INTERLEUKEN GENETICS, INC.
                           --------------------------
                                (Name of Issuer)

                           Common Stock, no par value
                           --------------------------
                         (Title of Class of Securities)


                                 (CUSIP Number)

                                    MSSI LLC
                              c/o Richard L. Fisher
                                 299 Park Avenue
                               New York, NY 10017
                                 (212) 752-5000
                             -----------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    copy to:
                                John N. Turitzin
                                Battle Fowler LLP
                               75 East 55th Street
                               New York, NY 10022
                                 (212) 856-7000

                                November 10, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                                                      Page  1  of  7  Pages
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CUSIP No.                       SCHEDULE 13D
         ---------------
--------------------------------------------------------------------------------

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      MSSI LLC  13-4075839
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                               (b) /X/
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      00
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                          / /
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH      7    SOLE VOTING POWER         1,700,000
             -------------------------------------------------------------------
                 8    SHARED VOTING POWER
                        0
             -------------------------------------------------------------------
                 9    SOLE DISPOSITIVE POWER    1,700,000
             -------------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER
                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                1,700,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      10.26%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      00
--------------------------------------------------------------------------------
* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.


                                                      Page  2  of  7  Pages
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THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED
TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE
NOTES).

                                                      Page  3  of  7  Pages
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                                 Amendment No. 1
                                       to
                                  Schedule 13D

           This Amendment No. 1 to Schedule 13D amends and supplements the original Schedule 13D, dated August 20, 1999, which was filed with the Securities and Exchange Commission (the "Commission") on September 13, 1998, on behalf of MSSI LLC, with respect to the ownership of Common Stock, no par value ("Common Stock"), of Interleukin Genetics, Inc., a Texas corporation. Each capitalized term not defined in this amendment has the same meaning here as in the original 13D.


I. Item 2. of the Schedule 13D "Identity and Background" is amended and restated as follows:

           This statement is being filed on behalf of MSSI LLC, a limited liability company formed under the laws of New York (the "Company"). The members of the Company are M. Anthony Fisher, Richard L. Fisher, Arnold Fisher (M. Anthony Fisher, Richard L. Fisher, and Arnold Fisher are collectively the "Managing Members"), Kenneth Fisher, Steven Fisher and Martin L. Edelman (collectively, and together with the Managing Members, the "Members"). The Company and the Members are hereinafter sometimes collectively referred to as the "Item 2 Persons."

           The Company, a New York limited liability company, was formed pursuant to a Limited Liability Company Operating Agreement, dated as of July 12, 1999 (the "LLC Agreement"), and has not engaged in any business since its creation other than that incident to its organization and this investment. The business and purposes of the Company include, without limitation, the acquisition, directly or indirectly, of beneficial ownership of Common Stock.

           The Managing Members are the managing members under the LLC Agreement and in such capacity are authorized to conduct and manage the affairs of the Company, except as specifically limited by the LLC Agreement. According to the LLC Agreement, allocations of profits and losses of the Company will be shared by the partners in accordance with their respective percentage interests in the Company at the time of each such allocation.

           The LLC Agreement also contains certain other provisions and agreements among the members, including, with respect to amendment of the LLC Agreement, transferability of membership interests, withdrawal of members, replacement of the Managing Members, winding up and liquidation in the event of dissolution of the Company and agreements regarding indemnification and sharing of expenses incurred in connection with the subject matter of the LLC Agreement.


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           The  foregoing  summary  of the LLC  Agreement  is  qualified  in its entirety by reference to the text of the LLC Agreement which is filed as Exhibit I hereto and is hereby incorporated herein by reference.

           Attached as Schedule 1 hereto and incorporated by reference herein is a list of each Member of the Company. Schedule 1 also sets forth the present principal occupation or employment of each person listed therein and the name, principal business and address of any corporation or other organization in which such employment is conducted.

           None of the Item 2 Persons including, without limitation, the persons identified on Schedule I hereto, has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           All of the Item 2 Persons are citizens of the United States. The business address and address of the principal office of the Company is 299 Park Avenue, New York, New York 10171. The business address of all other persons set forth on Schedule I hereto is as shown on Schedule I.


II. Item 5 of the Schedule 13D "Interest in Securities of the Issuer" is amended and restated as follows:

           (a) As of the close of business on November 10, 1999,  MSSI LLC owned
1,700,000  shares  of  Common  Stock,   constituting  10.26%  of  the  Company's
outstanding shares of Common Stock.

           (b) MSSI LLC has sole power to vote or to direct the vote of all shares of Common Stock referred to in paragraph (a) above, and sole power to dispose or to direct the disposition of all such shares.

           (c) On November 10, 1999 MSSI LLC sold 600,000 shares of Common Stock, at a price of $2.00 per share in an open market transaction.

           (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.


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III.  Item 7. of the Schedule 13D  "Material to be Filed as Exhibits" is amended and restated as follows:

Exhibit I - Limited Liability Company Operating Agreement of MSSI LLC




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



                                    SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    MSSI LLC


                                    By:  /s/ M. Anthony Fisher
                                         ---------------------------
                                         Name:   M. Anthony Fisher
                                         Title:  Managing Member


Dated: As of November 12, 1999



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                                    Exhibit I


                               OPERATING AGREEMENT
                                       OF
                                    MSSI LLC


      This limited liability company agreement of MSSI LLC (the "Company"), entered into as of the 12th day of July, 1999, by the undersigned, as members (the "Members").


                                    ARTICLE I
                                    FORMATION

      1.1. Formation. The parties hereto hereby form a New York limited liability company under and pursuant to the New York Limited Liability Company Law effective upon the commencement of the Company as provided in Section 1.4 hereof for the purposes and upon the terms and conditions hereinafter set forth. The Managing Members shall execute and cause to be filed in the office of the Secretary of State of the State of New York the articles of organization of the Company in accordance with Section 203 of the LLCL.

      1.2. Name; Principal Place of Business. The name of the Company shall be "MSSI LLC". The principal place of business of the Company shall be located at 299 Park Avenue, New York, New York 10171, or at such other place or places as the Managing Members may, from time to time, designate. Each Member shall be notified of any change in the principal place of business of the Company. The Company may maintain such other offices at such other places as the Managing Members deem advisable.

      1.3. Purposes and Powers.

           (a)  The business and purposes of the Company shall be to:

                (i) subscribe for and acquire convertible Series A Preferred Stock of MSSI and any common stock issued on conversion of such stock (the "MSSI Stock"), and

                (ii) to hold, sell, dispose of, exchange, transfer, vote or otherwise exercise all rights, powers, privileges and other incidents of ownership or possession with respect to the MSSI Stock pursuant to Section 1.3(a)(i) hereof.

           (b) In order to carry out the business and purposes set forth in
Section 1.3(a) hereof, the Company shall have the power to do all and everything necessary, suitable or proper for the accomplishment of or in furtherance of any of the purposes set forth herein,


860207.3
and to do every other act or acts, thing or things, incidental or appurtenant to or arising from or connected with any of such purposes.

      1.4. Term. The Company shall commence on the date hereof and shall continue until the date that the Company is dissolved and liquidated in accordance with the provisions of Article VII hereof.

      1.5. Articles of Organization. Upon the execution of this agreement by the parties hereto, the Managing Members shall:

           (a) cause the articles of organization of the Company to be filed in such public offices as may be required or advisable, and

           (b) do, and continue to do, all other things as may be required or advisable to maintain the Company as a limited liability company and to protect the limited liability of the Members in any jurisdiction in which the Company shall transact business.


                                   ARTICLE II
                              CAPITAL CONTRIBUTIONS

      2.1. Initial Capital Contributions. The Members hereby contribute to the Company 460,000 shares of Series A Preferred Stock of Medical Science Systems, Inc., each Member contributing an amount equal to his Percentage Interest.

      2.2. Additional Capital Contributions, Loans.

           (a) No Member shall be obligated to make any contribution, except as provided in Section 2.1 hereof, to the capital of the Company and, without the consent of the Managing Members, no Member shall have the right to make any such contribution.

           (b) The Company shall not be permitted to borrow funds from any bank, institutional lender or any other source, including the Members, without the consent of the Managing Members. Loans made by a Member to the Company shall not be deemed contribu tions to the capital of the Company and shall not increase such Member's Capital Account or Percentage Interest.

           (c) The provisions of this Section 2.2 are not intended to be for the benefit of any creditor or other person (other than a Member in its capacity as a Member) to whom any debts, liabilities or obligations are owed by, or who otherwise has any claim against, the Company or any of the Members; and no such creditor or other person shall obtain any right under any such provision or by reason of any such liability, obligation or otherwise against the Company or any of the Members. Neither the Members nor the Managing Members shall be


860207.3
                                        2
required to make any loans or capital contributions to the Company other than as provided for in Section 2.1.

      2.3. Withdrawal of Capital. No Member shall have the right to withdraw all or any part of his capital contributions to the Company during the term of the Company and no Member shall have the right to receive a return of his capital contributions from any specific assets of the Company except as otherwise agreed by the Managing Members. Each Member waives any right which he may have to cause a partition of all or any part of the Company's assets.

      2.4. Interest. No Member shall receive any interest on his capital contributions to the Company.

      2.5 Capital Accounts. The Company shall maintain a Capital Account for each of the Members.


                                   ARTICLE III
                    MANAGEMENT DECISIONS AND RELATED MATTERS

      3.1. Management. Except where unanimous action on the part of the Members is required by this agreement, the business and affairs of the Company (including the making of all decisions with respect to the giving or withholding of consent with respect to any issue on which holders of MSSI Stock are permitted to give their consent and the exercise of all other rights of the Company as a shareholder in MSSI) shall be conducted and managed solely by the Managing Members. The Managing Members shall have all of the power conferred by the LLCL on the managing members of a limited liability company, including the powers set forth in Section 1.3(b) hereof and the power to delegate to one or more persons the power to perform any of the acts described above. Action of the Managing Members shall be taken only by unanimous agreement of all of the Managing Members.

      3.2. Compensation; Reimbursement for Expenses; Other Expenses.

           (a) No Member, as such, shall be entitled to any salary or other compensation for any services rendered or to be rendered by him to the Company.

           (b) The Managing Members shall be entitled to obtain reimbursement from the Company for all reasonable direct out-of-pocket expenses incurred on behalf of the Company and the amounts so reimbursed shall be an expense of the Company.


      3.3. Exculpation; Indemnity.



860207.3
                                       3

           (a) (i) No Managing Member or Associated Person of a Managing Member shall be liable, in damages or otherwise, to the Company or any Member for any act performed or omitted by him or it pursuant to the authority granted by this agreement, except if such act or omission results from the gross negligence, criminal conduct, willful misconduct or bad faith of such Managing Member or Associated Person of such Managing Member.

                (ii) The Company shall indemnify, defend and hold harmless:

                      (A) each Managing Member or Associated Person of such Managing Member from and against any and all claims or liabilities of any nature whatsoever, including reasonable attorneys' fees and disbursements arising out of or in connection with any action taken or omitted by him pursuant to the authority granted by this agreement, except where attributable to his gross negligence, criminal conduct, willful misconduct or bad faith, and

                (iii) Each Managing Member and Associated Person of such Managing Member shall be entitled to rely on the advice of legal counsel, certified public accountants and/or other experts or professional advisers and any act or omission of such Member pursuant to such advice shall in no event subject him to liability to the Company or any Member.

           (b) The Company shall indemnify, defend and hold harmless:

                (i) each Member and each Associated Person of a Member from and against any and all claims or liabilities of any nature whatsoever, including reasonable attorneys' fees and disbursements, arising out of or in connection with such person's being a Member or an Associated Person of a Member, except where attributable to his gross negligence, criminal conduct, willful misconduct or bad faith, and

           (c) To the extent that the assets of the Company are insufficient to permit the Company to satisfy its obligations under this Section 3.3 to any Member or Associated Person of any Member, the Members (other than a Member who is being indemnified) shall each make payments in the nature of contributions to such Member in accordance with their respective Percentage Interests as of the date such payments are required to be made sufficient to indemnify such Member or Associated Person to the extent such Member or Associated Person was otherwise entitled to be indemnified hereunder by the Member (less, if the indemnified person is a Member, an amount corresponding to such Member's Percentage Interest in the amount required to be contributed under this sentence). No payment made under this Section 3.3(c) shall be deemed to comprise Company assets or to have been made to the Company.



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                                       4

      3.4. Duties. Each Managing Member shall devote only so much of his time and attention to the business and affairs of the Company as he, in his sole discretion, deems rea sonably necessary for the accomplishment of its purposes.

      3.5. Employment or Retention of Third Parties. The Company, by action of the Managing Members, may employ or retain such persons, corporations, partnerships or other entities as the Managing Members, in their discretion, shall deem advisable for the operation and management of the business of the Company, which employment or retention shall be on such terms and for such compensation as shall be determined by the Managing Members; provided, however, that the Company's tax returns shall be prepared by David Berdon & Co. or such other certified public accountants as shall be retained for that purpose by the Managing Members in their discretion.

      3.6. Participation by Members. No Member, as such, shall participate in the control of the business of the Company. No Member shall have any right or power to sign for or to bind the Company in any manner or for any purpose whatsoever, or have any rights or powers with respect to the Company except those expressly granted to him by the terms of this agreement or those conferred upon him by law, and no prior consent or approval of the Members shall be required in respect of any act or transaction to be taken by the Managing Members on behalf of or by the Company unless otherwise provided in this agreement.

      3.7. Filing of Schedules, Reports, Etc. Each Member agrees to cooperate with the other Members in the filing of any schedule, report, certificate or other instrument required to be filed by the Company, or any partnership, corporation or joint venture through which the Company carries out its purposes, under the laws of the United States, any state or political subdivision thereof or of any foreign nation or political subdivision thereof. In connection therewith, each Member agrees to provide the Company with all information required to complete such filings.


                                   ARTICLE IV
                              ACCOUNTING PROVISIONS

      4.1. Fiscal Year. The fiscal year of the Company shall be the calendar year.

      4.2. Books and Accounts. Complete and accurate books and accounts shall be kept and maintained for the Company at the principal place of business of the Company. Such books and accounts shall be kept on the basis (either cash or accrual) determined by the Managing Members, and in accordance with such accounting principles, practices and methods as shall be determined by the Managing Members after consultation with the Company's certified public accountants. Each Member shall at all reasonable times have access to, and may inspect and make copies of, such books and accounts. Funds of the Company shall be deposited in the name of the Company in such bank or other account or accounts as the


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                                       5

Managing Members may designate and withdrawals therefrom shall be made upon such signature or signatures on behalf of the Company as the Managing Members may designate.

      4.3. Reports. The Managing Members shall furnish to each Member within a reasonable amount of time of the close of the tax year with such sufficient information to permit such Member to prepare his tax returns with respect to the prior year.

      4.4. Tax Elections. The Company may treat as an expense for Federal, state and local income tax purposes all amounts which may, in accordance with applicable laws and regulations, be considered an expense. The Managing Members may, in their discretion, cause the Company to make or refrain from making any and all elections permitted by the Code, including, without limitation, elections relating to methods of depreciation and elections to adjust basis pursuant to Section 754 of the Code. Richard L. Fisher is hereby designated as the "Tax Matters Member" in accordance with Section 6231(a)(7) of the Code and, in connection therewith and in addition to all other powers given thereunder, shall have the power to retain on behalf of the Company attorneys and accountants of his choice.


                                    ARTICLE V
                             ASSIGNMENT BY A MEMBER;
                             RESIGNATION OF A MEMBER

      5.1. Assignment of Membership Interests.

           (a) No Member may Dispose of all or any portion of his Membership Interest at any time except to a Permitted Transferee.

           (b) Any person to whom a Membership Interest is transferred in accordance with Section 5.1(a) hereof shall, upon execution of an appropriate amendment to this agreement providing for the admission of such person to the Company and the agreement of such person to be bound by the terms of this agreement, be admitted as a Member and each Member hereby consents to such admission. Such a person shall succeed to the rights and obligations, including the Capital Account, of its transferor.

           (c) Except as provided herein, any purported Disposition of a Member's Membership Interest shall be void ab initio and shall not be binding on the Company.

      5.2. Resignation of a Member. No Member may resign at any time. If a Member dies or a court of competent jurisdiction adjudges him to be incompetent to manage his person or his property, the Member's executor, administrator, guardian, conservator or other legal representative may exercise all of the Member's rights for purposes of settling his estate or administering his property.



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                                       6

      5.3. Assignment of Management Rights. None of the management rights of a Managing Member may be assigned. Upon the disposition of more than half of a Managing Member's Membership Interest, in one of more Dispositions, the Managing Member shall cease to be a Managing Member and instead shall be a mere Member for as long as he continues as a Member.


                                   ARTICLE VI
                          DISTRIBUTIONS AND ALLOCATIONS

      6.1. Allocations and Distributions. Profits, losses and distributions will be allocated among the Members in accordance with their Percentage Interests.


                                   ARTICLE VII
                   DISSOLUTION AND LIQUIDATION OF THE COMPANY

      7.1. Events Causing Dissolution. The Company shall be dissolved on the first to occur of any of the following events:

           (a) Upon the date that all Managing Members deliver written notice to all of the other Members stating that they have elected to dissolve the Company.

           (b) Upon the sale or other disposition of all or substantially all of the assets of the Company and collection of the proceeds therefrom.

           (c) Upon the dissolution and liquidation of Medical Science Systems, Inc. and receipt by the Company of its share of all liquidating distributions to which it is entitled from Medical Science Systems, Inc.

      7.2. Liquidating Agent. Following the dissolution of the Company, the liquidation of the assets of the Company and the termination of the Company shall be conducted and supervised by the Managing Members (the Managing Members being herein called the "Liquidating Agent"). The Liquidating Agent shall have all of the rights and powers with respect to the assets and liabilities of the Company in connection with the liquidation and termination of the Company which the Managing Members had with respect to the assets and liabilities of the Company during the term of the Company, and the Liquidating Agent is hereby expressly authorized and empowered to execute any and all documents necessary or desirable to effectuate the liquidation and termination of the Company and the transfer of any property of the Company. The Liquidating Agent shall have the right, from time to time, by revocable powers of attorney, to delegate to one or more persons any or all of such power and authority to execute documents, and, in connection therewith, to fix the reasonable


860207.3
                                       7
compensation of each such person, which compensation shall be charged as an expense of liquidation.

      7.3. Priority on Liquidation. Following the dissolution of the Company, the Liquidating Agent shall, subject to Section 7.5 hereof, liquidate the assets of the Company as promptly as shall be practicable. The proceeds of such liquidation shall be applied in the following order of priority:

           (a) First to the payment of mature debts and liabilities of the Company, and the costs and expenses of the dissolution and liquidation;

           (b) Then to the establishment of any reserves which the Liquidating Agent may deem reasonably necessary to satisfy any contingent liabilities of the Company;

           (c) Then to the distribution to the Members in accordance with the positive balances in their respective Capital Accounts; and

           (d) Then to the Members in accordance with their respective Percentage Interests as of the date of such application.

      7.4. Distribution of Non-Liquid Assets. If the Liquidating Agent shall determine that it is not feasible to liquidate all of the assets of the Company, the assets not so liquidated shall be retained or distributed by the Liquidating Agent as follows:

           (a) the Liquidating Agent shall retain assets having a Fair Market Value equal to (x) the amount by which the net proceeds of liquidated assets are insufficient to satisfy the mature debts and liabilities of the Company, to pay the costs and expenses of the dissolution and liquidation and to establish reserves pursuant to Section 7.3(b) hereof, plus (y) any additional amount which the Liquidating Agent may deem reasonably necessary to anticipate possible declines in the Fair Market Value of such assets; and

           (b) the remaining assets shall be distributed to the Members in accordance with the requirements of Section 7.3 hereof. If, in the sole and absolute judgment of the Liquidating Agent, it shall not be feasible to distribute to each Member an aliquot share of each asset, the Liquidating Agent may allocate and distribute specific assets to one or more Members in such manner as the Liquidating Agent shall determine to be fair and equitable.

       7.5.Orderly Liquidation. A reasonable time shall be allowed for the orderly liquidation of the assets of the Company and the discharge of liabilities to creditors so as to maximize to the extent reasonable the amount realized upon liquidation.

      7.6. Statements on Liquidation. As promptly as practicable following each date on which a liquidating distribution is made, each of the Members shall be furnished with a


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                                       8
statement certified by the certified public accountants then retained by the Company showing a balance sheet of the Company as of the date of such distribution and the assets to be distributed on such date. Upon completion of the foregoing distribution, the Liquidating Agent shall execute, acknowledge and cause to be filed any certificate of termination of the Company which may be required by law and the Company shall cease to exist.

      7.7. Deficit Upon Liquidation. Upon liquidation, no Member shall be liable to the Company for any deficit in his respective Capital Account, except to the extent required by law with respect to third party creditors of the Company, nor shall any such deficit be deemed an asset of the Company.

      7.8. Source of Distributions. Each Member shall look solely to the assets of the Company for return of his investment, and if the property of the Company remaining after the discharge of the debts and liabilities of the Company is insufficient to return such investment, he shall have no recourse against any other Member, or any Affiliates of any other Member, except as expressly provided herein.


                                   ARTICLE VII
                                POWER OF ATTORNEY

      8.1. General. Each Member hereby irrevocably constitutes and appoints each of the Managing Members (including any successor Managing Members) and the Liquidating Agent, as the case may be, the true and lawful attorney of such Member, from time to time, to execute, acknowledge, swear to and file any of the following:

           (a) A Certificate of Formation of the Company pursuant to the New York Limited Liability Company Law;

           (b) Any certificate, schedule or other instrument which may be required to be filed by the Company under the laws of the United States, any state or political subdivision thereof, or of any foreign nation or political subdivisions thereof, including, without limitation, any filing required to be made by the Company under the securities or antitrust laws of any such jurisdiction; and each Member agrees to provide each Managing Member and the Liquidating Agent with such information as may be necessary to enable any such filing to be made;

           (c) Any amendment or modification of any certificate or other instrument referred to in Sections 8.1(a), 8.1(b) and 11.4 hereof; and

           (d) All documents which may be required to effectuate the dissolution, liquidation and termination of the Company.



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                                       9

           It is expressly acknowledged by each Member that the foregoing power of attorney is coupled with an interest and irrevocable.


                                   ARTICLE IX
                            DETERMINATION OF DISPUTES

      9.1. Arbitration. Any dispute or controversy arising under, out of, in connection with, or in relation to (a) this agreement, and any amendment thereof, (b) the breach thereof, or (c) the formation, operation or termination of the Company, shall be determined and settled by arbitration in New York City by a panel of three members in accordance with the Commercial Rules of the American Arbitration Association. Any award rendered therein shall be final and binding upon the Members and their legal representatives and judgment may be entered in any court having jurisdiction thereof. The expenses of such arbitration shall be paid by the party against whom the award shall be entered or as the arbitrators shall determine. Under no circumstance, however, shall the arbitrators have the right to hear or to determine any issue that could in any way expand or increase the liability of the Members to contribute any additional capital to the Company, and no such issue shall be arbitrable.


                                    ARTICLE X
                                   DEFINITIONS

           When used in this agreement, the following terms have the indicated meanings:

      "Affiliate" shall mean, with respect to any specified person or entity, any other person or entity directly or indirectly controlling, controlled by or under common control with that specified person or entity.

      "Associated Person" of a Member shall mean (a) if that Member is a partnership, all partners in that partnership, (b) all Affiliates of that Member or those partners, and (c) all officers, directors, employees, agents or trustees of any of the foregoing.

      "Business Day" shall mean any day other than a day on which banking institutions in the City of New York are authorized to close.

      "Capital Account" of any Member shall mean the capital account within the meaning of Section 704 of the Code and the regulations promulgated thereunder.

      "Code" shall mean the Internal Revenue Code of 1986, as amended.

      "Company" shall mean the Company formed under this agreement.



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      "Company Interest" of any Member shall mean the interest of such Member in the Company.

      "Dispose", when used with reference to a Membership Interest, shall mean offer, sell, transfer, assign, pledge, hypothecate or otherwise dispose of such Membership Interest or any interest therein.

      "Disposition", when used with reference to a Membership Interest, shall mean any offer, sale, transfer, assignment, pledge, hypothecation or other disposition of such Membership Interest or any interest therein.

      "Fair Market Value" on any date of assets owned by the Company shall mean, in the case of cash, the amount of the cash; in the case of securities that the Managing Members (other than any Managing Member whose withdrawal has necessitated such determination) determine are actively traded, the fair market value of such securities determined with reference to market quotations for such securities on the 10 business days preceding the date as of which such fair market value is to be determined; and, in the case of any other asset, the fair market value of such asset as determined in good faith by the Managing Members (other than any Managing Member whose withdrawal has necessitated such determination).

      "Liquidating Agent" shall have the meaning set forth in Section 7.2 hereof.

      "LLCL" shall mean the New York Limited Liability Company Law, as amended from time to time.

      "Managing Member" shall mean any of Arnold Fisher, Richard L. Fisher and
M. Anthony Fisher, in their respective capacities as Managing Members of the Company.

      "Managing Member Interest" shall mean the interest of a Managing Member in the Company.

      "Member" shall mean Kenneth Fisher, Steven Fisher, Martin L. Edelman and any other person subsequently admitted as a Member and any Managing Member whose Managing Member Interest has been converted into a membership interest pursuant to Section 5.3 hereof, in their respective capacities as Member.

      "Members" shall mean the Managing Members and the Members and "Member" shall mean any of the Members.

      "Membership Interest" shall mean the interest of a Member in the Company.

      "MSSI" shall mean Medical Science Systems, Inc., a Texas corporation, or any successor-in-interest to MSSI.


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      "MSSI Stock" shall mean convertible Series A Preferred Stock of MSSI, or any shares of common stock of MSSI issued upon conversion of the Series A Preferred Stock.

      "Percentage Interest" of any Member as of any date shall mean:

                Richard L. Fisher       19.00%
                M. Anthony Fisher       19.00%
                Arnold Fisher           19.00%
                Kenneth Fisher          19.00%
                Steven Fisher           19.00%
                Martin L. Edelman        5.00%

      Any person or entity who succeeds to all or any fraction of another Membership Interest, whether by assignment or substitution, shall succeed to the Capital Account and Percentage Interest associated with such Membership Interest or fraction thereof.

      "Permitted Transferee" shall mean any of the following: Larry Fisher, M. Anthony Fisher, Richard L. Fisher, Arnold Fisher, Steven Fisher, Kenneth Fisher and Emily Landau and the lineal descendants of any of Larry Fisher, Zachary Fisher or Martin Fisher (collectively the "Fisher Family") or Martin L. Edelman or their estates, legatees or devisees, or any corporation, partnership or other entity all of the equity interests in which are owned by one or more Permitted Transferee or any trust in which members of the Fisher Family or Martin L. Edelman are the income beneficiaries.

      "person" shall mean any individual, corporation, partnership, trust, limited liability company, unincorporated organization or association, or any other entity.


                                   ARTICLE XI
                            MISCELLANEOUS PROVISIONS

      11.1.Entire Agreement; Waiver. This agreement represents the entire understanding and agreement among the parties hereto with respect to the subject matter hereof. No waiver or modification of the provisions hereof shall be valid unless in writing and signed by the party to be charged and then only to the extent therein set forth.

      11.2.Notices.

           (a) All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally and receipt acknowledged by the addressee, sent by registered or certified mail, return receipt requested, or sent by telecopy, addressed as follows:



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                (i) if intended for the Company, to its principal place of business; and

                (ii) if intended for any Member, (x) if delivered personally or sent by registered or certified mail, to the address of such Member hereinafter set forth after the signature of such Member, or (y) if sent by telecopy, to the following telecopy number:

                      Arnold Fisher, Richard L. Fisher,
                      M. Anthony Fisher, Kenneth Fisher,
                      Steven Fisher, or Martin L. Edelman:     212-940-6207

or to such other address of which such Member shall have given notice to the Company and each of the Members as provided above. If notice of any call is given by telecopy, the Managing Members shall use reasonable efforts to confirm by telephone receipt of that notice by the Member to whom sent promptly after that notice is sent by telecopy.

           (b) Copies of all notices sent to the Company or any Member shall be sent by the same means to:

                      Martin L. Edelman
                      Battle Fowler LLP
                      280 Park Avenue
                      New York, New York 10017
                      Telecopy No. 212-986-5135

or to such other address of which such Member shall have given notice to the Company and each of the Members as provided above.

      11.3. Captions. The captions used herein are intended for convenience of reference only, shall not constitute any part of this agreement and shall not modify or affect in any manner the meaning or interpretation of any of the provisions of this agreement.

      11.4. Amendment. This agreement may be amended by the unanimous action of the Managing Members without the consent or approval of any Member if the amendment is solely for the purpose of clarification and does not change the substance of this agreement, provided that no amendment will be made without the consent of all of the Members if such amendment would (a) change the Company to a general partnership, (b) change the respective rights or obligations of the Managing Members or the Members, (c) change the respective Percentage Interests or Membership Interests of the Members or (d) amend this Section 11.4.

      11.5. Further Assurances. The Members will execute and deliver such further instruments and do such further acts and things as may be required to carry out the intent and purposes of this agreement.


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      11.6. Construction and Binding Effect. None of the provisions of this agreement shall be for the benefit of or enforceable by any creditor of the Company, except as may be provided by law. Except as otherwise expressly provided herein, all provisions of this agreement shall be binding upon, inure to the benefit of and be enforceable by or against the heirs, successors, legal representatives and assigns of the Members.

      11.7. Severability. In case any one or more of the provisions contained in this agreement or any application thereof shall be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein and other application thereof shall not in any way be affected or impaired thereby.

      11.8. Reasonable Consents. Unless specifically stated otherwise, the Members agree that whenever in this agreement provision is made for obtaining the consent of a Member, such Member shall not unreasonably withhold or delay its consent.

      11.9. Counterparts. This agreement may be executed in several counterparts and, as so executed, shall constitute one agreement, binding on all the parties hereto, even though all the parties are not signatory to the original or the same counterpart. Any counterpart of either this agreement or any Certificate of Formation or of any amendments to either, which has attached to it separate signature pages, and which altogether contains the signatures of all Members, shall for all purposes be deemed a fully executed instrument.

      11.10 GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY THE NEW YORK LLCL, INSOFAR AS THE MATTERS DEALT WITH THEREIN ARE CONCERNED, AND BY THE INTERNAL LAWS OF THE STATE OF NEW YORK WITH RESPECT TO ALL OTHER MATTERS.



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      IN WITNESS WHEREOF, the parties have executed this agreement as of the date first above written.


                                MANAGING MEMBERS:

                                /s/ Arnold Fisher
                                -----------------------
                                ARNOLD FISHER
                                299 Park Avenue
                                New York, NY 10171

                                /s/ Richard L. Fisher
                                -----------------------
                                RICHARD L. FISHER
                                299 Park Avenue
                                New York, NY 10171

                                /s/ M. Anthony Fisher
                                -----------------------
                                M. ANTHONY FISHER
                                299 Park Avenue
                                New York, NY 10171


                                MEMBERS:

                                /s/ Kenneth Fisher
                                -----------------------
                                KENNETH FISHER
                                299 Park Avenue
                                New York, NY 10171

                                /s/ Steven Fisher
                                -----------------------
                                STEVEN FISHER
                                299 Park Avenue
                                New York, NY 10171

                                /s/ Martin L. Edelman
                                -----------------------
                                MARTIN L. EDELMAN
                                299 Park Avenue
                                New York, NY 10171



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                                       15